Exhibit 1

Appendix 4C – Q4 FY19 Quarterly Cash Flow Report

Highlights:

●	Completion of Phase 1 Clinical Trial; PBT434 found to be safe and well-tolerated; clinically tested doses achieve concentrations in the brain comparable with other test results

●	Presentation of clinical trial data at the American Academy of Neurology

●	Life Biosciences leads investment round raising an initial A$11.44M during the quarter

●	Name change to Alterity Therapeutics Limited, reflecting an important reset and new direction

●	Strong cash balance of $14.4M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – Wednesday 31 July 2019. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), releases its Appendix 4C Quarterly Cash Flow report and update on company activities for the quarter ending 30 June 2019 (Q4 FY19).

This past quarter saw important milestones achieved as the Company enters into its next phase of development, the most significant being finalization and reporting of its Phase 1 Clinical Trial for its lead compound PBT434.

The completed trial includes data from elderly and healthy volunteers who received repeated doses, and demonstrated that the drug was safe and well-tolerated, with adverse event rates comparable to placebo. It builds on the data presented in May 2019 at the American Academy of Neurology Annual Meeting in the US.

Systemic exposure to the drug was comparable between elderly and healthy volunteers. This information, along with previous results in the Phase 1 study, indicate that clinically-tested doses achieve concentrations in the brain that are comparable with other test results. No serious adverse event or an adverse event that led to discontinuation of the study drug was reported.

The findings showed that PBT434 passed the blood-brain barrier and inhibited the alpha-synuclein protein which when aggregated in the brain is a pathological hallmark of Parkinsonian conditions and is considered an important biologic target for treating these neurodegenerative diseases.

The Company launched a new name moving from Prana Biotechnology to Alterity Therapeutics. The name change aligns with the new direction for the Company and followed a major strategic investment by Life Biosciences. A$11.44M has so far been received as part of this investment. Shareholders approved a resolution to allow the investment by Life Biosciences and the name change at an Extraordinary General Meeting on 5th April.

Alterity reported a strong cash balance of A$14.4M, up from A$8.9M in Q3 FY19 with the contribution of investment funds.

Mr Geoffrey Kempler, CEO of Alterity, said: “The final quarter of Alterity’s financial year has ended on a high note with the recent completion of the Phase 1 trial for PBT434. The clinical data for the Phase 1 trial was well-received at the American Academy of Neurology Annual Meeting in Philadelphia, a key audience for Alterity. We thank Life Biosciences for its investment.”

END

Investor enquiries IR@alteritytherapeutics.com

Contact:

Investor Relations

Rebecca Wilson or Dylan Mark

E: alterity@we-buchan.com

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity
Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	30 June 2019

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(3,295)	(10,295)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(133)	(193)
	(d) leased assets	-	-
	(e) staff costs	(999)	(3,812)
	(f) administration and corporate costs	(1,538)	(3,100)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	22	119
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	3,252
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(5,943)	(14,029)

+ See chapter 19 for defined terms 1 September 2016	Page 1

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(4)	(4)
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	-	-
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(4)	(4)

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	11,440	13,084
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	(203)	(277)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (receipt of funds upon expiry of term deposit towards rental guarantee)	-	-
3.10	Net cash from / (used in) financing activities	11,237	12,807

+ See chapter 19 for defined terms 1 September 2016	Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	8,910	15,236
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(5,943)	(14,029)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(4)	(4)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	11,237	12,807
4.5	Effect of movement in exchange rates on cash held	200	390
4.6	Cash and cash equivalents at end of quarter	14,400	14,400

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	11,388	4,910
5.2	Call deposits	3,012	4,000
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	14,400	8,910

6.	Payments to directors of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to these parties included in item 1.2	545
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

Salaries, director’s fees and consulting fees at normal commercial rates.
Excludes GST where applicable.

+ See chapter 19 for defined terms 1 September 2016	Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

7.	Payments to related entities of the entity and their associates	Current quarter $A'000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
	Aggregate amount of cash flow from loans to these parties included in item 2.3	-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4	Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

9.	Estimated cash outflows for next quarter	$A’000
9.1	Research and development	3,500
9.2	Product manufacturing and operating costs	-
9.3	advertising and marketing	40
9.4	Leased assets	-
9.5	Staff costs	1,000
9.6	Administration and corporate costs	600
9.7	Other (provide details if material)	-
9.8	Total estimated cash outflows	5,140

+ See chapter 19 for defined terms 1 September 2016	Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

10.	Acquisitions and disposals of business entities (items 2.1(b) and 2.2(b) above)	Acquisitions	Disposals
10.1	Name of entity	-	-
10.2	Place of incorporation or registration	-	-
10.3	Consideration for acquisition or disposal	-	-
10.4	Total net assets	-	-
10.5	Nature of business	-	-

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:	/s/ Phillip Hains	Date: 31 July 2019
Company Secretary
Print name:	Phillip Hains

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.	If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms 1 September 2016	Page 5